

March 23, 2011

Via Facsimile

Mr. Darcy Krell
Chief Financial Officer
Rouge Resources Ltd.
#203-409 Granville Street
Vancouver, British Columbia V6C 1T2, Canada

> Re: **Rouge Resources Ltd.**
>   **Form 20-F for the Fiscal Year Ended January 31, 2010**
>   **Filed June 18, 2010**
>   **File No. 1-31799**

Dear Mr. Krell:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

> Sincerely,
>
> /s/ Karl Hiller
>
> Karl Hiller
> Branch Chief